400 Applewood Crescent Vaughan ON L4K 0C3 T: 905 532 7515 F: 905 532 7576 Loreto.grimaldi@progressivewaste.com www.progressivewaste.com

December 7, 2015

Terence O’Brien
Branch Chief, Office of Manufacturing and Construction
United States Securities and Exchange Commission
Washington, DC 20549

Re:      Progressive Waste Solutions Ltd.
Form 40-F
Filed March 30, 2015
File No. 1-34370

I am responding to your letter dated November 23, 2015 addressed to our Executive Vice-President and Chief Financial Officer, Ian Kidson.

Below please find our responses to your queries. For ease of reference, we have titled our responses in a manner consistent with the headings in your Letter.

Comment #1
We note your policy related to goodwill on page 43 and your statement that as of April 30, 2015, the fair values of all your reporting units exceeded their carrying amounts “by a substantial margin.”  Please tell us and disclose how the reorganization of your management structure which resulted in the realignment of some of your existing regions into new segments impacted your goodwill impairment testing as of April 30, 2015, which we assumed evaluated the reporting units in existence subsequent to the reorganization.  In so doing, please specifically address how the combination of your other regions/assets into the former US northeast reporting unit impacted your testing results, especially considering the East reporting unit also had to exclude the cash flows from the New York City contact that has yet to be awarded.

Response
We confirm that our goodwill test of impairment prepared as of April 30, 2015 was completed for the reporting units existing subsequent to our reorganization, i.e. our East, West and North segments.  We further confirm that any expected cash flows from the New York City contract were excluded from the April 30, 2015 annual goodwill test of impairment for our reporting unit in the East.

As you note above, we recently realigned our management structure in order to achieve our operational goals.   The underlying reasons for the reorganization included the optimization of our management structure and streamlining our corporate support functions.  As a result of the reorganization, our segments changed from the U.S. northeast to the East, Canada to the North, and the U.S. south to the West.  This reorganization also had the effect of causing our

400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3

segments to be closer in size on a revenue basis.  To illustrate, reported revenues in our former U.S. north east segment was $68.8 million compared to revenues in our former U.S. south segment of $237.6 million as reported in the first quarter of 2015.  Post reorganization reported revenues for the year-to-date period ended September 30, 2015 were $443.8 million for our East segment compared to $495.6 million in our West segment.  Our previously reported U.S. northeast segment was joined by a portion of our previously reported U.S. south segment, comprising our Florida operations, and combined became our East segment.  The remainder of our previously reported U.S. south segment was renamed our West segment.

As discussed in our May 1, 2015 letter to you, under the former segment structure, we previously failed (and expected to continue to fail) step one of the goodwill impairment test.  As further discussed, we passed step two of the goodwill impairment test as a result of our step two test.   We further expected that our April 30, 2015 test would have yielded the same results as we advised you of on May 1, 2015, absent the reorganization.

The reorganization of our reportable segments had a positive impact on our goodwill test of impairment for our East segment as of April 30, 2015, when compared to the results of our step one test of impairment for our U.S northeast region prepared in the fourth quarter of 2014.  We respectfully remind you that the results of our annual goodwill test of impairment conducted as of April 30, 2014, allowed us to conclude, at that time, that the estimated fair value of our previously reported U.S. south segment and U.S. northeast segment exceeded their carrying amounts by a substantial margin.  We acknowledge that in the determination of our fair value estimate for our U.S. northeast reporting unit in April 2014 that we included the expected cash flows attributable to successfully securing a long-term contract with New York City.  In October 2014, certain developments, including current local support for the development of the operating location necessary to execute the New York City long-term contract, made the likelihood of being awarded the contract indeterminate at that time.  In light of those developments, we were required to re-perform step one of the goodwill impairment test to determine if the carrying amount of our U.S. northeast reporting unit was in excess of its fair value.  The results of our step one test indicated that this reporting unit may be impaired resulting in us performing step two of the goodwill impairment test.

The final results of our step one test for impairment in the fourth quarter of 2014 for our previously reported U.S. northeast segment indicated that impairment existed and reflected an estimated fair value of negative $10.6 million compared to a carrying amount of $25.5 million.  We did not view this shortfall as significant for an operation that generates approximately $250 million in annual revenues and had $60 million of annual operating income before net gains and losses on asset sales, amortization expense and restructuring costs (“EBITDA”) in the waste management industry.  However, we acknowledge the relevant guidance requires an assessment of pass or fail when considering if impairment exists.

The outcome of the reorganization reflects the combination of a reporting unit that marginally failed the step one test of impairment in September 2014 (our U.S. northeast segment) when combined with a portion of a reporting unit that enjoyed a fair value estimate that was substantially in excess of its carrying amount.  The result of this combination is a combined reporting unit that yielded a fair value estimate that was substantially in excess of its
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Vaughan, Ontario L4K 0C3

carrying amount.  Our Florida operations are slightly larger than our previously reported U.S. northeast operations, having annual revenues in excess of $300 million and an annual EBITDA of approximately $80 million.  Our operations in Florida yield slightly higher net cash flows compared to our previously reported U.S. northeast segment.  The complement of assets in our Florida operations is more optimally distributed amongst collection and post-collection operations than the standalone U.S. northeast operations which are landfill centric and the operating environment in Florida is less competitive than the U.S. northeast market giving it higher prospects for organic growth.  Post-collection operations, including landfills and transfer stations, are typically price takers in markets where a significant amount of volumes are delivered by third-parties and competition is high.  This is the asset mix issue we had in on our previously reported U.S. northeast segment, and that still exists today when this subset of our East region is viewed in isolation.  We outline in our MD&A that our strategy includes the optimization of our collection, recycling and disposal assets around a mix of commercial, industrial and residential customers, where we can increase our return on invested capital and optimize price and volume strategies.  With the addition of our Florida operations to our newly formed East segment, our asset mix in our East region improved, but it is still not optimal.  For illustrative purposes, revenues from our previously reported U.S. northeast segment comprised 45.0% from landfill and transfer stations for calendar year 2014.  In the year-to-date period through September 2015, contributions to revenues in our East segment from landfill and transfer stations were 31.4%.  We believe that our North segment reflects the optimal mix of assets, which generated landfill and transfer station revenues of 15.7% in the year-to-date period through September 2015, when presented on a reported basis.  Not only does the complement of assets impact our prospects for growth, it also impacts our total capital spend.  Landfill construction and development spending is involved and expensive relative to revenues, especially when the revenue source relies heavily on volumes from third-parties.

In summary, the addition of our Florida operations to our previously reported U.S. northeast segment had a positive impact on our East reporting unit’s fair value relative to its carrying amount for several reasons, specifically, better organic growth prospects, higher cash flow yields, and a better mix of assets than our previously reported U.S. northeast segment enjoyed.

Comment #2
You state in the Risks and Uncertainties discussion on page 56 that the composition of assets in the East segment is “not optimal.”  Please further explain this statement and how the recently-completed reorganization/realignment in the second quarter has or has not helped to address this apparent problem, since we note the same disclosure in the December 31, 2014 Form 40-F and March 31, 2015 Form 6-K, prior to the reorganization.

Response
Our previously reported U.S. northeast segment relied heavily on its landfill and transfer station operations, as outlined above, and our East segment presently shares the same challenge.  The combination of our old U.S. northeast operations with a portion of our old U.S. south operations, representing our Florida operations, lessened the impact of the suboptimal asset mix, but did not create an “optimal” mix of assets for this segment on reorganization.  As referenced above, revenues from landfill and transfer station operations in the old U.S. northeast were 45.0% of total reported revenues in that region, compared to 31.4% of reported revenues in the year-to-date period through September 2015 in the East segment.  Our North segment reflects what we believe is an optimal

400 Applewood Crescent, 2nd Floor
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combination of assets and revenues from third-parties at 15.7%.  Accordingly, we continue to see opportunity in our East segment to rationalize or augment our complement of assets to optimize our return profile in this area.  Accordingly, we continue to believe that composition of assets in our East segment is not optimal.

Confirmation
At your request, we acknowledge the following:
● the company is responsible for the adequacy and accuracy of the disclosure in the filing;
● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
● the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Progressive Waste Solutions Ltd.

/s/  Loreto Grimaldi

Loreto Grimaldi
SVP General Counsel & Secretary

400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3